Exhibit 99.1

PRESS RELEASE

Company:	National Bancshares Corporation
		OTC Bulletin Board - NBOH
Contact: 	David C. Vernon, President and CEO
Address:	112 West Market Street
		Orrville, Ohio  44667
Phone:		330.682.1010
Fax:		330.682.4644

For Immediate Release: October 28, 2011

National Bancshares Corporation Announces Third Quarter Earnings

Orrville, Ohio ~ National Bancshares Corporation, the holding company for First National Bank, reported net income of $762,000 for the quarter ended September 30, 2011, an increase of 29.4% from $589,000 for the previous quarter. Earnings per share were $0.34 and $0.27 for the quarters ended September 30 and June 30, 2011, respectively.

Third Quarter 2011 Business Highlights:

~ Net income for the quarter increased 29.4% to $762,000 from $589,000 in the quarter ended June 30, 2011. Net income was $487,000 for the first quarter of 2011.

~ Net interest income increased $69,000, or 2.0% compared to the quarter ended June 30, 2011.

~ Loans, net of allowance for loan losses increased $16.4 million or 8.6% from $190.7 million as of December 31, 2010 to $207.1 million at the end of the third quarter.

~ Total deposits increased $31.2 million or 10.1% from $309.1 million as of December 31, 2010 to $340.3 million as of September 30, 2011.


Year-to-Date 2011 Highlights:

Net income for the first nine months of 2011 increased 39.6% to $1,838,000 from $1,317,000 for the same period in 2010. Earnings per share were $0.83 and $0.60 for the nine months ended September 30, 2011 and 2010, respectively. Net income was positively impacted by an increase in net interest income and a decrease in the provision for loan losses partially offset by a decrease in noninterest income and an increase in noninterest expense.

Interest expense for the first nine months of 2011 decreased $883,000 or 35.8%, to $1,581,000 from $2,464,000 for the same period in 2010. The
Bank`s deposits and short-term borrowings have been affected by the falling interest rate environment.

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

Most of the growth in interest-bearing liabilities occurred in interest-bearing demand deposit accounts. The cost of interest-bearing demand deposits is relatively low compared to other interest-bearing liabilities.

The provision for loan losses decreased $903,000 from $1,350,000 for the three quarters ended September 30, 2010 to $447,000 for the same period in 2011.

Noninterest expense for the first nine months of 2011 was $9,450,000, an increase of 6.4% from $8,878,000 for the same period in 2010. The change was due primarily to an increase in salaries and benefit expense, data processing expense and occupancy expense.

September 30, 2011 Financial Condition:

Total assets increased 8.8% to $407.1 million at the end of the third quarter from $374.1 million at December 31, 2010. Securities available for sale totaled $144.0 million compared to $138.0 million at December 31, 2010. Loans, net of allowance for loan losses increased $16.4 million to $207.1 million compared to $190.7 million at December 31, 2010. Deposits increased 10.1% to $340.3 million compared to $309.1 million at December 31, 2010. Shareholders` equity increased $3,234,000 or 8.3% from the end of 2010. Accumulated other comprehensive income, which is the unrealized gain on securities classified as available for sale, net of tax, increased to $3.7 million compared to $1.9 million as of year-end 2010.

The allowance for loan losses increased from $2,585,000 as of December 31, 2010 to $3,034,000 or from 1.34% of total loans at year-end 2010 to 1.44% at September 30, 2011. The provision for loan losses for the first nine months of 2011 was $447,000, compared to $1,350,000 for the same period in 2010. Total nonperforming loans decreased to $4.1 million at September 30, 2011 compared to $4.9 million as of year-end 2010. Non-performing loans consist of loans placed on non-accrual status and loans past due over 90 days and still accruing interest. Loans past due 30 through 89 days and still accruing, decreased from $1.3 million at the end of 2010 to $1.0 million as of September 30, 2011. Adversely classified loans, including special mention, doubtful and substandard, decreased from $12.5 million at year-end 2010 to $10.7 million at September 30, 2011. Management believes the allowance for loan losses is adequate as of September 30, 2011.

National Bancshares Corporation`s subsidiary, First National Bank, is headquartered in Orrville, Ohio with fourteen full service offices located in Orrville, Massillon, Wooster, Apple Creek, Dalton, Fairlawn, Kidron, Lodi, Mt. Eaton, Seville and Smithville and a loan production office in Salem, Ohio.

Forward-Looking Statements ~ This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to many risks and uncertainties. Actual results could differ materially from those indicated by the forward-looking statements. These include factors such as changes in the regulatory environment, changes in business conditions and inflation, risks associated with credit quality and other factors discussed in the Company`s

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


filings with the U.S. Securities
and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2010. The Company assumes no obligation to update any forward-looking statement.

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


Selected Consolidated Financial Data (Unaudited)

Balance Sheet Data:
(dollars in thousands)
                                 Sep 30,   Jun 30,   Mar 31,   Dec 31,   Sep 30,
                                 2011      2011      2011      2010      2010
Cash and cash equivalents        $ 29,071  $ 31,694  $ 21,285  $ 12,837  $ 21,805
Securities available for sale     144,008   135,926   133,049   138,033   131,799
Loans, net                        207,096   203,255   196,610   190,685   195,004
Deposits                          340,319   336,528   316,568   309,134   309,296
Repurchase agreements              10,071     8,782     7,658     7,747     6,551
Federal Home Loan Bank advances     9,000     9,000    12,000    15,000    25,000
Shareholders' equity               42,215    40,707    39,719    38,981    40,585
Total assets                      407,059   398,787   379,025   374,096   385,108


Income Statement Data:
(dollars in thousands, except per
  share data)                                    Nine months ended
                                                 Sep 30,      Sep 30,
                                                 2011         2010          Change
Interest income                                  $  11,487    $  11,797      (2.6)%
Interest expense                                     1,581        2,464     (35.8)%
Net interest income                                  9,906        9,333       6.1 %
Provision for loan losses                              447        1,350     (66.9)%
Net interest income after provision for
  loan losses                                        9,459        7,983      18.5 %
Noninterest income                                   2,170        2,446     (11.3)%
Noninterest expense:
Salaries and employee benefits                       4,470        4,115       8.6 %
Data processing                                        865          758      14.1 %
Net occupancy                                        1,113          917      21.4 %
Professional and consulting fees                       497          570     (12.8)%
FDIC assessment                                        302          398     (24.1)%
Other                                                2,203        2,120       3.9 %
Total noninterest expense                            9,450        8,878       6.4 %
Income before income taxes                           2,179        1,551      40.5 %
Income taxes                                           341          234      45.7 %
Net income                                       $   1,838    $   1,317      39.6 %
Earnings per share, basic and diluted            $    0.83    $    0.60      38.3 %
Weighted average shares outstanding              2,210,914    2,205,973

Income Statement Data:
(dollars in thousands, except per
  share data)                                    Three months ended
                                                 Sep 30,      Sep 30,
                                                 2011         2010          Change
Interest income                                  $   3,920    $   3,919       0.0 %
Interest expense                                       481          799     (39.8)%
Net interest income                                  3,439        3,120      10.2 %
Provision for loan losses                              150          228     (34.2)%
Net interest income after provision for
  loan losses                                        3,289        2,892      13.7 %
Noninterest income                                     817        1,209     (32.4)%
Noninterest expense:
Salaries and employee benefits                       1,521        1,380      10.2 %
Data processing                                        296          261      13.4 %
Net occupancy                                          368          319      15.4 %
Professional and consulting fees                       171          178      (3.9)%
FDIC assessment                                         72          132     (45.5)%
Other                                                  728          677       7.5 %
Total noninterest expense                            3,156        2,947       7.1 %
Income before income taxes                             950        1,154     (17.7)%
Income taxes                                           188          288     (34.7)%
Net income                                       $     762    $     866     (12.0)%
Earnings per share, basic and diluted            $    0.34    $    0.39     (12.8)%
Weighted average shares outstanding              2,213,269    2,205,973

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

Quarterly Earnings Summary (Unaudited)
Previous Eight Quarters:
(dollars in thousands, except per
  share data)
                                              Sep          Jun          Mar          Dec
                                              2011         2011         2011         2010
Interest income                               $   3,920    $   3,892    $   3,675    $   3,704
Interest expense                                    481          522          578          755
Net interest income                               3,439        3,370        3,097        2,949
Provision for loan losses                           150          150          147          879
Net interest income after provision for
  loan losses                                     3,289        3,220        2,950        2,070
Noninterest income                                  817          621          732          744
Noninterest expense                               3,156        3,148        3,146        2,969
Income (loss) before income taxes                   950          693          536         (155)
Income taxes                                        188          104           49         (163)
Net income                                    $     762    $     589    $     487    $       8
Earnings per share, basic and diluted         $    0.34    $    0.27    $    0.22    $    0.01
Cash dividends per share                      $    0.08    $    0.08    $    0.08    $    0.08
Weighted average shares outstanding           2,213,269    2,209,717    2,209,717    2,205,973

                                              Sep          Jun          Mar          Dec
                                              2010         2010         2010         2009
Interest income                               $   3,919    $   3,920    $   3,958    $   4,082
Interest expense                                    799          819          846          932
Net interest income                               3,120        3,101        3,112        3,150
Provision for loan losses                           228          615          507          902
Net interest income after provision for
  loan losses                                     2,892        2,486        2,605        2,248
Noninterest income                                1,209          612          625          976
Noninterest expense                               2,947        3,002        2,929        2,878
Income before income taxes                        1,154           96          301          346
Income taxes                                        288          (62)           8           31
Net income                                    $     866    $     158    $     293    $     315
Earnings per share, basic and diluted         $    0.39    $    0.07    $    0.13    $    0.14
Cash dividends per share                      $    0.08    $    0.08    $    0.08    $    0.08
Weighted average shares outstanding           2,205,973    2,205,973    2,205,973    2,202,721

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